

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 23, 2009

Mark S. Hoplamazian
President and Chief Executive Officer
Hyatt Hotels Corporation
71 South Wacker Drive, 12th Floor
Chicago, Illinois 60606

> **Re: Hyatt Hotels Corporation**
> **Amendments No. 3 and No. 4 to Registration Statement on Form S-1**
> **Filed October 19, 2009**
> **File No. 333-161068**

Dear Mr. Hoplamazian:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note that you have revised your offering from the initial filing so that it is primarily a secondary offering of the shares held in benefit for the Pritzker family members. Please revise your prospectus summary to provide a subsection that describes that the selling stockholders are trusts for the benefit of the Pritzker family members.

Recent Developments, page 7

2. We note that you have included preliminary results for the period ended September 30, 2009. While the Staff has not historically objected to the inclusion of preliminary quarterly results, the company should only present such preliminary quarterly results when the company has materially completed all steps necessary to arrive at the actual results. If you believe that your actual results may be materially different than the preliminary results, then the preliminary results should be removed from the prospectus. Alternatively, please remove your statements that "Our actual consolidated revenues and RevPAR for the nine months and three months ended September 30, 2009 may differ from our estimated ranges. These preliminary estimates are not necessarily indicative of our results for the full year."

3. To the extent that you include actual results for the period ended September 30, 2009 in the prospectus prior to the effective date, please disclose in this section the differences between the preliminary results disclosed in this Amendment No. 4 and the actual results.

4. We note your projection of revenue for the three and nine months ended September 30, 2009. To the extent that you disclose projected revenue, please also present a measure of projected income (loss) such as net income (loss) or earnings (loss) per share to give investors a more balanced picture of projected results. Refer to Item 10(b)(2) of Regulation S-K.

Summary Consolidated Financial Data, page 12

5. You disclose in footnote 7 to the table on page 15 that each increase or decrease of 1.0 million shares in the number of shares to be sold pursuant to the underwriters' option to purchase additional shares would increase or decrease the "as further adjusted with over-allotment" cash and cash equivalents, total assets and total stockholders' equity by approximately $23.2 million, assuming an initial public offering price of $24.50 per share. Please explain why you have disclosed the financial impact if the underwriters were to purchase an additional one million shares, as the amounts in the table appear to disclose the maximum amount to be purchased by the underwriters. Please revise, if applicable, including the disclosure on pages 16, 48, 50, and 55.

A significant number of shares of our Class A common stock . . . ., page 41

6. Please separate the discussion of the risks associated with the registration rights agreements into a separate risk factor with a separate subheading. Please also revise this new risk factor to highlight the percentage of your outstanding shares that will be subject to registration rights upon completion of this offering.

<u>Capitalization, page 49</u>

7. We note that retained earnings reflected in the column "as further adjusted without over-allotment" on page 50 appears to include a charge of $8 million of offering costs based on your explanation in footnote (6) on page 16. We also note that you have not included the $8 million of offering costs against retained earnings in the column "as further adjusted with over-allotment" on page 50. Please advise us why the issuance of shares to your underwriter would cause an $8 million increase in retained earnings and tell us your basis for the difference in accounting treatment of the costs. In your response, please discuss the costs incurred on behalf of the selling stockholders. Furthermore, it appears that you (the company versus the selling shareholders) originally planned to issue shares to the public, but ultimately changed your plan. Please discuss this change and the related costs.

<u>Registration Rights, page 200</u>

8. Please revise your disclosure of the registration rights agreements to explain how the registration rights apply to your two classes of stock, Class A common stock and Class B common stock. If the registration rights agreements would permit the registration of your Class B common stock, please revise your disclosure to clearly state this and expand your risk factor disclosure to highlight any associated risks.

<u>Exhibits</u>

9. We note that you have not yet filed your Amended and Restated Agreement Relating to Stock as Exhibit 99.3. Please file this Agreement prior to requesting effectiveness of your registration statement.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at (202) 551-3429 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Michael A. Pucker, Esq.
       Cathy A. Birkeland, Esq.
       Latham & Watkins LLP
       Via Facsimile: (312) 993-9767